Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of March 2006                       Commission File Number 1-11854



                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ---            ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

         Natuzzi Announces That It Will Close Eight of Its UK Stores and
                    Refocus Its Attention on the London Area


     SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--March 3, 2006--Natuzzi S.p.A. (NYSE:NTZ), world leader in leather upholstery and Italy's largest furniture manufacturer, announces that by the end of March 2006 it will close eight of its UK stores trading under the KOL and Natuzzi brands.
     The closing of the abovementioned stores is a consequence of the decision of the Group to relocate directly owned stores in the London Area through the opening of six Natuzzi Stores in the next two years.
     The new locations will be characterized by a smaller floor space, so to create a boutique-style atmosphere, and located in fashionable shopping areas in order to enhance visibility and better position the Natuzzi brand in the medium to high end of the market.
     The Natuzzi Group will offer the store concept also to its partners in a franchise format to develop the UK business.

     ABOUT NATUZZI S.P.A.

     Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
     Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
     Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 136 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 154 licensed Divani & Divani by Natuzzi and Natuzzi stores, including 6 Kingdom of Leather stores.
     Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

     www.natuzzi.com


     CONTACT: Natuzzi S.p.A.
              Investor Relations Department
              Tel. +39 080 8820.812
              E-mail: investor_relations@natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     NATUZZI S.p.A.
                                                     (Registrant)


Date: 3rd March 2006                                 By: /s/ GIUSEPPE DESANTIS
                                                         -----------------------
                                                             Giuseppe Desantis